UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Squarespace, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

85225A107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85225A107	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures Growth I (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 18,523,446 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 18,523,446 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,523,446 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures Growth I (Jersey) L.P. (“Index Growth I”) directly owns 18,523,446 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”). The percent of class was calculated based on 90,489,438 shares of Class A Common Stock outstanding as of September 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 85225A107	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 646,240 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 646,240 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,240 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P. (“Index Growth I Parallel”) directly owns 646,240 shares of the Issuer’s Class A Common Stock. The percent of class was calculated based on 90,489,438 shares of Class A Common Stock outstanding as of September 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 85225A107	SCHEDULE 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Yucca (Jersey) SLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 96,327 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 96,327 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,327 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Yucca (Jersey) SLP (“Yucca”) directly owns 96,327 shares of the Issuer’s Class A Common Stock. The percent of class was calculated based on 90,489,438 shares of Class A Common Stock outstanding as of September 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 85225A107	SCHEDULE 13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Growth Associates I Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 19,266,013 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 19,266,013 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,266,013 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.3% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

Index Venture Growth Associates I Limited (“IVGA I”) may be deemed to beneficially own the 19,266,013 shares of Class A Common Stock held directly by Index Growth I, Index Growth I Parallel and Yucca. The percent of class was calculated based on 90,489,438 shares of Class A Common Stock outstanding as of September 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 85225A107	SCHEDULE 13G	Page 6 of 8 Pages

Item 1.	Issuer

	(a)	Name of Issuer:

Squarespace, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

245 Varick Street, 12th Floor New York, NY 10014

Item 2.	Filing Person

	(a) –(c)	Name of Persons Filing; Address; Citizenship:

(i)    IndexGrowth I, a Jersey, Channel Islands partnership.

(ii)    IndexGrowth I Parallel, a Jersey, Channel Islands partnership (together with Index Growth I, the “Index Growth I Funds”).

(iii)    Yucca,a Jersey, Channel Islands separate partnership.

(iv)    IVGAI, a Jersey, Channel Islands corporation, the general partner of the Index Growth I Funds.

The address of the principal business office of each of the reporting persons is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

	(e)	CUSIP Number: 85225A107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 85225A107	SCHEDULE 13G	Page 7 of 8 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

(i) Index Growth I directly owns 18,523,446 shares of Class A Common Stock, which represents approximately 20.5% of the outstanding Class A Common Stock.

(ii) Index Growth I Parallel directly owns 646,240 shares of Class A Common Stock, which represents approximately 0.7% of the outstanding Class A Common Stock.

(iii)  Yucca directly owns 96,327 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock. Yucca administers the co-investment vehicle that is contractually required to mirror the Index Growth I Funds’ investments. As a result, IVGA I may be deemed to have dispositive and voting power over Yucca’s shares by virtue of its dispositive power over and voting power over the shares owned by the Index Growth I Funds.

(iv) IVGA I may be deemed to beneficially own the 19,266,013 shares of Class A Common Stock owned by the Index Growth I Funds and Yucca, which represents approximately 21.3% of the outstanding Class A Common Stock.

	(c)	Number of shares as to which such person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Index Growth I	18,523,446	0	18,523,446	0
Index Growth I Parallel	646,240		646,240
Yucca	96,327		96,327
IVGA I	19,266,013		19,266,013

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 90,489,438 shares of Class A Common Stock outstanding as of September 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certification. Not applicable.

CUSIP No. 85225A107	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

INDEX VENTURES GROWTH I (JERSEY), L.P.

By:	Index Venture Growth Associates I Limited
Its:	General Partner

By:	/s/ Nigel Greenwood
Name: Nigel Greenwood
Title: Director

INDEX VENTURES GROWTH I PARALLEL
ENTREPRENEUR FUND (JERSEY), L.P.

By:	Index Venture Growth Associates I Limited
Its:	General Partner

By:	/s/ Nigel Greenwood
Name: Nigel Greenwood
Title: Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co- Investment Scheme

By:	/s/ Luke Aubert
Name: Luke Aubert
Title: Authorized Signatory

By:	/s/ Genesis Perez
Name: Genesis Perez
Title: Authorized Signatory

INDEX VENTURE GROWTH ASSOCIATES I LIMITED

By:	/s/ Nigel Greenwood
Name: Nigel Greenwood
Title: Director